Exhibit 10.4

June 22, 2018

PERSONAL AND CONFIDENTIAL

Donald Patrick LaPlatney

723 Thorn Place

Montgomery, AL 36106

Dear Pat:

On behalf of Gray Television, Inc. (the “Company”), I am pleased to offer you employment on the terms and conditions set forth in this offer letter. This offer letter is not a contract of employment and your employment will be at-will, which means that either you or the Company may terminate your employment at any time for any reason not prohibited by law. This offer is contingent upon the closing of the merger (the “Merger”) contemplated by the Agreement and Plan of Merger dated as of June 23, 2018 by and among the Company, Raycom Media, Inc. (“West”) and Tara Advisors, LLC solely in its capacity as the Stockholders Representative, pursuant to which West will become a wholly-owned subsidiary of the Company, and your start date will be the date the Merger is consummated (the “Closing Date”).

This offer letter supersedes any written or unwritten agreements or understandings by and between you and the Company and any of its affiliates, including the Employment Agreement, dated as of July 1, 2016, by and between West and you (the “Employment Agreement”)¸ which Employment Agreement will terminate on the Closing Date at the effective time of the Merger.. For the avoidance of doubt, you and the Company hereby agree that you are not (and will not be) entitled to any severance payments or benefits under the Employment Agreement. This offer letter, together with the Attachments hereto, constitutes the entire agreement between you and the Company respecting the subject matter hereof, and there are no representations, warranties or other commitments other than those expressed herein.

Effective as of the closing of the Merger, you will initially serve as President and Co-Chief Executive Officer of the Company, reporting directly to the Executive Chairman of the Company. While serving in such role, you will devote your full business time and efforts to the performance of your duties to the Company.

Your initial base salary will be $1,000,000 per year, payable in accordance with the normal payroll practices of the Company. Your base salary will be subject to review and adjustments in accordance with the Company’s normal performance review practices for executive officers.

Beginning with the 2019 fiscal year and during your employment with the Company, you will be eligible to receive an annual cash incentive compensation opportunity under the Company’s annual incentive plan for executive officers as in effect from time to time (the “AIP”), as may be determined by the Compensation Committee of the Board of Directors of the Company (the “Committee”). In general, the payment of annual cash incentive compensation under the AIP is based on achieving certain performance goals. In order to receive payment under the AIP, you must be employed by the Company on the date that annual cash incentive compensation is paid. For fiscal year 2018, provided that you commence employment with the Company no later than October 1, 2018, you will be eligible to receive a pro-rata annual cash incentive payment under the Company’s annual incentive plan based on the number of days you are employed by the Company during such fiscal year, with the payout determined based on actual performance against the applicable fiscal 2018 performance metrics. There is no guaranteed annual incentive payment under this offer letter.

You will initially be a participant in the Company’s Executive and Key Employee Change in Control Severance Plan (the “Severance Plan”) at the “Chief Executive Officer” level, as further described in the Severance Plan, subject to such modifications to the timing of payments thereunder as the Company may determine necessary to comply with Section 409A of the Internal Revenue Code (the “Code”).

During the period beginning on the Closing Date and ending on the second anniversary of the Closing Date (the “Protection Period”), you will be eligible for severance as provided in Annex 1 hereto.

All other compensation for your service as President and Co-Chief Executive Officer of the Company will be determined by the Committee in accordance with its normal practices.

If you accept a position with the Company, your employment will be subject to this offer letter and the Standard Terms and Conditions set forth in Attachment A. The Company reserves the right to change the terms of the Attachments from time to time in its reasonable discretion.

In addition, you agree as a condition of your employment to be subject to certain restrictions, including an agreement not to compete with the Company for a period following your termination of employment, if employment ends during the Protection Period. The terms of these restrictions are set forth in Attachment B. You also agree that you will be subject to the Company’s policies and guidelines, including the stock ownership guidelines, and that your compensation will be subject to the terms of the Company’s clawback policy, all as in effect from time to time, to the extent applicable.

To the extent applicable, it is intended that this offer letter comply with or be exempt from the provisions of Section 409A of the Code. This offer letter will be administered in a manner consistent with this intent, and any provision that would cause this offer letter to fail to satisfy Section 409A of the Code shall have no force or effect until amended to comply with or be exempt from Section 409A of the Code.

By signing below, you acknowledge that you have apprised the Company of any and all contractual obligations that you may have that would conflict with the foregoing terms or that would prevent you from fulfilling your obligations to the Company as contemplated hereby or otherwise limit your activities on behalf of the Company.

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Subject to the closing of the Merger, please indicate your acceptance of this offer, by signing in the space provided below, initialing the attached pages and returning this offer letter to me, no later than June 25, 2018.

[SIGNATURE PAGE FOLLOWS]

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Sincerely,

/s/ Hilton H. Howell, Jr.

Hilton H. Howell, Jr.

Chairman and Chief Executive Officer

AGREED TO AND ACCEPTED BY (INCLUDING ALL ATTACHMENTS):

/s/ Donald Patrick LaPlatney	Date: 6.22.18
Donald Patrick LaPlatney

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Annex 1

If, during the Protection Period, you experience a Termination of Employment (as defined below), either by the Company without Cause (as defined below), or by you for Good Reason (as defined below), then, upon your Termination of Employment, the Company will pay to you:

a)

an amount equal to two (2) times your annual base salary at the highest rate in effect in the twelve-month period immediately preceding the Termination of Employment (including during your employment with West prior to the Closing Date), with such amount payable in substantially equal cash installments not less frequently than monthly over a period of twenty-four (24) months, commencing on the date determined by the Company but in no event later than sixty (60) days following the date of your Termination of Employment;

b)

an amount equal to two (2) times the highest annual non-equity incentive (bonus) compensation (excluding any one-time-only bonuses) (“Annual Incentive”) you received or earned (if you termination occurs prior to the payment of a particular Annual Incentive) during the three years immediately preceding the year in which you experienced a Termination of Employment (including during your employment with West prior to the Closing Date), payable in a lump sum payment within 60 days following Termination of Employment; and

c)

a monthly amount payable for 18 months following your Termination of Employment equal to the monthly COBRA premium amount you would have to pay for continuation coverage under the Company’s group health plan.

Notwithstanding anything herein to the contrary, any amounts otherwise payable to you pursuant to this Annex 1 will be reduced on a dollar-per-dollar basis by any amounts earned by you as an employee, consultant, advisor, director or independent contractor during the period payments are to be made pursuant to this Annex 1.

Notwithstanding anything herein to the contrary, as a condition of the Company’s payment of any amount in connection with your Termination of Employment, you must execute within such period of time following Termination of Employment as is permitted by the Company (and not timely revoke during any revocation period provided pursuant to such release) a release and non-disparagement agreement in the form provided by the Company. All payments of severance shall accrue from the date of your Termination of Employment and, notwithstanding the other timing provisions of this Annex 1, shall be made or commence on the 60th day following your Termination of Employment, with any accrued but unpaid severance being paid on the date of the first payment.

Upon your Termination of Employment for any reason, the Company shall have no further obligations to you or your estate with respect to this offer letter, except for the payment of any amount earned and owing under the offer letter and payment set forth in this Annex 1, if applicable.

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Notwithstanding anything herein to the contrary, to the extent necessary to avoid the imposition of tax on you under Section 409A of the Code, any payments that are otherwise payable to you within the first six (6) months following the effective date of Termination of Employment, shall be suspended and paid as soon as practicable following the end of the six-month period following such effective date if, immediately prior to your Termination of Employment, you are determined to be a “specified employee” (within the meaning of Section 409A(a)(2)(B)(i) of the Code) of the Company (or any related “service recipient” within the meaning of Section 409A of the Code and the regulations thereunder). Any payments suspended by operation of the foregoing sentence shall be paid as a lump sum within thirty (30) days following the end of such six-month period. Payments (or portions thereof) that would be paid latest in time during the six-month period will be suspended first.

Any purported termination of your employment which does not rise to the level of a Termination of Employment shall not entitle you to any of the payments or benefits described in this Annex 1.

For purposes of this offer letter, the following terms have the following meanings:

•	“Cause” means:

(1)

a material breach of the terms of this offer letter by you not cured by you within thirty (30) days after your receipt of the Company’s written notice thereof, including, without limitation, failure by you to perform your duties and responsibilities in the manner and to the extent required under the offer letter;

(2)	any act by you of fraud against, material misappropriation from, or material dishonesty to the Company;

(3)	indictment of you of a crime involving breach of trust or moral turpitude or any felony;

(4)

conduct by you that amounts to willful misconduct, gross and willful insubordination, gross neglect or inattention to or material failure to perform your duties and responsibilities to the Company, including prolonged absences without the written consent of the Board of Directors of the Company; provided, that the nature of such conduct shall be set forth with reasonable particularity in a written notice to you who shall have ten (10) days following delivery of such notice to cure such alleged conduct, provided, that such conduct is, in the reasonable discretion of the Board of Directors of the Company, susceptible to a cure; or

(5)

the exhibition of a standard of behavior within the scope of or related to your employment that is materially disruptive to the orderly conduct of the Company’s business operations (including, without limitation, substance abuse, sexual harassment or sexual misconduct) in the reasonable opinion of the Board of Directors of the Company (if applicable, with you abstaining from participating in the consideration of, and vote on, such matter).

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•	“Good Reason” means any of the following which occurs after the Closing Date:

(1)	a material reduction of your annual base salary from its then-current rate without your consent;

(2)	a material diminution in your authority, responsibilities or duties under the offer letter without your consent; or

(3)	a requirement that you relocate your work location to a location that is more than twenty-five (25) miles from the agreed upon work location for you immediately after the consummation of the Merger.

provided, however, that for a Termination of Employment by you to be for Good Reason, you must notify the Company in writing of the event giving rise to Good Reason within thirty (30) days following the occurrence of the event (or, if later, thirty (30) days following your knowledge of occurrence of the event), the event must remain uncured after the expiration of sixty (60) days following the delivery of written notice of such event to the Company by you, and you must resign effective no later than sixty (60) days following the Company’s failure to cure the event and must give at least thirty (30) days’ advance written notice prior to your effective date of resignation.

•

“Termination of Employment” means termination of your employment where you have ceased to perform any services as an employee for the Company and all affiliated companies that, together with the Company, constitute the “service recipient” within the meaning of Code Section 409A and the regulations thereunder.

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ATTACHMENT A

OFFER OF EMPLOYMENT

STANDARD TERMS AND CONDITIONS

(1)

You represent that you are not subject to the terms of any noncompetition, confidentiality or similar agreement that would limit your ability to carry out the duties of your position and your offer of employment is based on this representation. If the Company learns that you are currently subject to any such agreement that would limit or prohibit your employment with the Company, this offer of employment may be withdrawn and/or your employment may be terminated.

(2)

Your employment will be governed by the policies set forth in the Company’s Employee Handbook as well as other personnel policies. A copy of the Employee Handbook and the Company’s other policies will be made available to you and are subject to change at any time at the Company’s sole discretion.

(3)

Employees are paid bi-weekly on Fridays. Commissioned employees may receive commission payments monthly on the 15th. This payroll schedule may change as determined by the Company from time to time. Applicable payroll deductions as required by state and federal law will be withheld from your paycheck, along with any voluntary deductions you authorize. By signing your offer letter and accepting employment, you authorize the Company, to the extent permitted by law, to deduct from your wages or other payments otherwise due you, the deductions associated with any voluntary participation by you in any of the Company sponsored benefit programs requiring such deductions.

(4)

You will be eligible to participate in all compensation and benefit programs that the Company offers to similarly situated employees. Your terms and conditions of employment, including the compensation and benefit programs applicable to you are reviewed regularly by the Company and are subject to change. Information regarding our current Company benefit programs will be provided to you.

(5)

Proof of identity and legal authority to work in the United States is a condition of employment pursuant to the Immigration Reform and Control Act of 1986, as amended. This organization participates in E-Verify.

(6)

During your employment with the Company, you will have access to highly confidential information and sensitive areas of the Company’s business, including, without limitation, information about Company clients and customers and information about Company business activities, practices or procedures. By signing this offer letter, you agree not to use such confidential information, for yourself or others, and not to disclose such information during your employment with the Company and at any time thereafter, except as may be required by law or except as authorized to perform your duties while employed by the Company. By signing this offer letter, you agree that the Company will suffer irreparable injury if you use or disclose such confidential information. And therefore, without limiting any other legal or equitable remedies

Employee Initials

available to the Company, if you use or disclose or threaten to use or disclose such confidential information on behalf of yourself or others, the Company will be entitled to obtain equitable relief by injunction or otherwise from any court of competent jurisdiction, including without limitation, an injunction to prevent you from breaching the provisions of this Paragraph restricting your disclosure of confidential information. For purposes of this offer letter, confidential information that is considered “trade secrets” under applicable law shall be subject to the maximum protection permitted by law. Notwithstanding anything in this offer letter to the contrary (including this Attachment A and Attachment B), nothing in this offer letter prevents you from providing, without prior notice to the Company, information to governmental authorities regarding possible legal violations or otherwise testifying or participating in any investigation or proceeding by any governmental authorities regarding possible legal violations, and for purpose of clarity you are not prohibited from providing information voluntarily to the Securities and Exchange Commission pursuant to Section 21F of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(7)

During your employment with the Company, you will be provided training, information and equipment to perform your duties. By signing this offer letter you agree that at any time upon the Company’s request or upon your termination of employment, you will return to the Company any and all memoranda, books, reports, notes, files, records, software, handbooks, documents or other items compiled or made available to you during your employment with the Company, along with all keys, security and employee identity cards and other physical property. By signing this offer letter you acknowledge the Company as the sole and rightful owner of any “intellectual property,” including but not limited to, any programs, inventions, copyright material, trademarks, tradenames, patents, and the like, which you may create, prepare or procure, by yourself or with others, during employment with the Company, where such creation, preparation or procurement involved the use of Company time or resources.

(8)

During your employment with the Company, you may be filmed, photographed or otherwise recorded. You consent to the use, editing, reproduction, exhibit or display of such recordings for advertising and publicity purposes by the Company, its affiliates or their sponsors, or for any other lawful purpose, in any present or future medium worldwide. You hereby grant the Company the royalty-free non-exclusive use of, and the right to license others to use, your name, voice, caricature, biography and likeness or any other rights of publicity or indicia of identity in any present or future medium worldwide. You acknowledge and agree that you have no right of approval, no claim to any compensation, and no other claim arising out of any use described herein.

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Attachment B

OFFER OF EMPLOYMENT

RESTRICTIVE COVENANTS

Restrictive Covenants. You agree that, while employed by the Company and for the one-year period following termination of employment, if terminated during the Protection Period, regardless of the reason for termination:

(1)

You shall not perform any activities that are the same as or similar to the services you performed for the Company within the two-year period preceding the termination of employment for or on behalf of any Competitor without the express prior written consent of the Company (which consent may be withheld at the Company’s discretion). For purposes of this Paragraph, the term “Competitor” means any television station, radio station, cable television facility or program or any other video delivery system (including, without limitation, broadcast, cable, satellite or internet) that competes with the Company for viewers, advertisers or the like within all or any portion of the Designated Market Area (DMA) of the Station (as currently defined by Nielsen Media Research) other than the Company or any entity that owns, is owned or controlled by, or licensed to, the Company .

(2)

You shall not (directly or indirectly), on behalf of yourself or any other person or entity, hire, solicit, take away or attempt to hire, solicit or take away any person who is (or in the preceding one year was) an employee, director or independent contractor of the Company or its affiliates and shall not induce or attempt to induce, or influence or attempt to influence, any person employed by Company or its affiliates to terminate his or her employment with the Company or its affiliates.

(3)

You shall not, on your own behalf or on behalf of any other person or entity, directly or indirectly, (whether as employee, consultant, investor, partner, sole proprietor or otherwise) induce or attempt to induce any current or potential customer or client of the Company to cease doing business with the Company, or in any way interfere with the relationship between any such customer or client and the Company. The restrictions in this Paragraph 3 apply to any current or potential customer or client of the Company with whom you had “material contact.” For the purposes of this Paragraph, “material contact” means contact between you and any current or potential customer or client of the Company: (a) with whom or which you dealt on behalf of the Company; (b) whose dealings with the Company were coordinated or supervised by you; (c) about whom you obtained confidential information in the ordinary course of business as a result of your association with the Company; or (d) who receives products or services authorized by the Company, the sale or provision of which results or resulted in compensation, commissions, or earnings for you within two years prior to the date of your termination of employment.

(4)

You acknowledge and agree that you have carefully considered the nature and extent of the restrictions upon you and the rights and remedies conferred upon the Company under these Restrictive Covenants, and hereby acknowledge and agree that the same are reasonable in time and territory, are designed to eliminate competition which otherwise would be unfair to the Company, do not stifle your inherent skill and experience, are fully required to protect

Employee Initials

legitimate interests of the Company, and do not confer a benefit upon the Company disproportionate to the detriment to you. Each of the above-recited covenants shall be deemed and shall be construed as a separate and independent covenant. Any court of competent jurisdiction which determines that the above-recited covenants or any portion thereof are overbroad or otherwise unenforceable may reform or revise such covenants to the extent necessary to conform with existing law such that the revised covenants, or portions thereof, shall be read as broadly as the law allows. Should any part or provision of any such covenants be reformed or declared invalid, such reformation or invalidity shall in no way render invalid or unenforceable any other part or provision thereof or any other separate covenant not declared invalid. You agree that your breach of any restrictive covenant in this Attachment B will cause the Company irreparable injury that cannot be adequately compensated by monetary damages alone. Therefore, you agree that the Company, without limiting any other legal or equitable remedies available to it, shall be entitled to obtain equitable relief by injunction or otherwise from any court of competent jurisdiction, including, without limitation, injunctive relief to prevent your failure to comply with the terms and conditions of this Attachment B. The one-year period referenced in Paragraphs (1) and (2) shall be extended on a day-for-day basis for each day during which you violate the provisions of Paragraph (1) or (2) in any respect, so that you are restricted from engaging in the activities prohibited by those Paragraphs for the full one-year period.

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